-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                 AMENDMENT NO. 4
                                       TO
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                           KOFAX IMAGE PRODUCTS, INC.
                              (Name of the Issuer)

                         IMAGING COMPONENTS CORPORATION
                         IMAGING ACQUISITION CORPORATION
                                 DICOM GROUP PLC
                   DRESDNER KLEINWORT BENSON PRIVATE EQUITY LP
                                 DAVID S. SILVER
                                  DEAN A. HOUGH
                                RONALD J. FIKERT
                                RICHARD M. MURPHY
                                   KEVIN DRUM
                           KOFAX IMAGE PRODUCTS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                        (Titles of Classes of Securities)
                                -----------------

                                    50020010
                     (Cusip Number of Classes of Securities)


                                ARNOLD VON BUREN
                          BUSINESS BUILDING FORREN WEST
                                 GRUNDSTRASSE 14
                       CH-6343 ROTKREUZ, ZUG, SWITZERLAND
                               011-41-41-798-3070

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   COPIES TO:


                                 EUNU CHUN, ESQ.
                              M. GILBEY STRUB, ESQ.
                                KIRKLAND & ELLIS
                        153 EAST 53RD STREET, 39TH FLOOR
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

     This Amendment No.4 amends and supplements the Transaction Statement on
Schedule 13E-3 filed on August 3, 1999, as amended, relating to the offer by Imaging Components Corporation, a Delaware corporation (the "Purchaser"), to purchase all the outstanding shares of common stock, par value $.001 per share (the "Shares") of the Company at a purchase price of $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

     The Offer expired at 12:00 midnight, New York Time, on Wednesday, September 8, 1999. Purchaser has purchased a total of 4,414,409 Shares which represent approximately 84% of all Shares outstanding on September 16, 1999. The Company will call a special meeting of stockholders to approve the Merger. At the special meeting of stockholders, Purchaser will vote all Shares acquired by it pursuant to the Offer in favor of the Merger, which will be sufficient to approve the Merger under Delaware General Corporation Law, the Company's Certificate of Incorporation and the Company's Bylaws, without the vote of any other stockholder.

     In connection with the special meeting of stockholders, and as notice of the special meeting, the Company will distribute to holders of Shares an Information Statement on Schedule 14C, a preliminary form of which was filed on September 16, 1999 (together with any exhibits, annexes, amendments or supplements thereto, the "Schedule 14C").



ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

        (b), (c) The information set forth in "Information Statement Summary -- Price Range of Shares; Dividends" of the Schedule 14C is incorporated herein by reference.


ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(d), (g) The information set forth in "Information Statement Summary -- The Parties" of the Schedule 14C is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

        (a), (b) The information set forth in "The Merger -- Background of the Merger" of the Schedule 14C is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a), (b) The information set forth in "The Merger -- Interests of Certain Persons in the Offer and the Merger" of the Schedule 14C is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

        (a)-(e) The information set forth in "Information Statement Summary -- The Special Meeting," in "Information Statement Summary -- The Merger," in "The Special Meeting" and in "The Merger" of the Schedule 14C is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

        (a), (c) The information set forth in "The Merger -- Source and Amount of Funds" of the Schedule 14C is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

        (a), (b) The information set forth in "Security Ownership of Directors and Executive Officers of the Company," and in "Security Ownership of Certain Beneficial Owners" of the Schedule 14C is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

        The information set forth in "The Merger -- Interests of Certain Persons in the Offer and the Merger" of the Schedule 14C is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

        The information set forth in the Schedule 14C which is filed as Exhibit
(g)(5) hereto is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(g)(5) A preliminary form of the Company's Information Statement on Schedule 14C was filed on September 16, 1999 and is incorporated by reference.

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            IMAGING COMPONENTS CORPORATION


                            By:    /s/ Arnold von Buren
                                   --------------------------------------------
                                   Name:    Arnold von Buren
                                   Title:   Secretary



                            IMAGING ACQUISITION CORPORATION


                            By:    /s/ Arnold von Buren
                                   --------------------------------------------
                                   Name:    Arnold von Buren
                                   Title:   Secretary


                            DRESDNER KLEINWORT BENSON PRIVATE EQUITY
                             PARTNERS LP

                            By:  DRESDNER KLEINWORT BENSON PRIVATE
                                   EQUITY LLC, its General Partner


                            By:    /s/ Alexander P. Coleman
                                   --------------------------------------------
                                   Alexander P. Coleman
                                   Authorized Person

                            KOFAX IMAGE PRODUCTS, INC.


                            By:     /s/ Ronald J. Fikert
                                    -------------------------------------------
                                    Name:    Ronald J. Fikert
                                             Title :  Vice President--Finance,
                                             Chief Financial
                                             Officer and Secretary

                            DAVID S. SILVER


                            /s/ David S. Silver
                            -------------------
                            David S. Silver


                            DEAN A. HOUGH


                            /s/ Dean A. Hough
                            -----------------
                            Dean A. Hough


                            RONALD J. FIKERT


                            /s/ Ronald J. Fikert
                            --------------------
                            Ronald J. Fikert


                            RICHARD M. MURPHY


                            /s/ Richard M. Murphy
                            ---------------------
                            Richard M. Murphy


                            KEVIN DRUM


                            /s/ Kevin Drum
                            --------------
                            Kevin Drum


September 16, 1999

                                  EXHIBIT INDEX

(g)(5) A preliminary form of the Company's Information Statement on Schedule 14C was filed on September 16, 1999 and is incorporated by reference.